UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statements and Incoming Chairman's message - dated 24 April 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
 Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 24, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
  Joint Secretary

24 April 2015

BARCLAYS PLC

AGM STATEMENTS AND INCOMING CHAIRMAN'S MESSAGE

Chairman's AGM Statement

Good morning and welcome to Barclays' 2015 Annual General Meeting.

The Barclays of today is a very different organisation from the one that I joined in the summer of 2012.

There was urgent need then to adapt our business model and governance to the new economic, financial and regulatory environment and to reconnect with the original values of this great institution.  The journey is incomplete.  But great progress has been made on all these fronts.

Before I continue, I'd like to play a short video reflecting on Barclays' journey over a rather longer period - the last 325 years.

As this film shows, there is a huge amount of which the board, the executive leadership, our employees and you, the owners of Barclays, can be proud.

This is further evidenced in the Exhibition outside, curated by Leslie Hannah, business historian and Professor at the London School of Economics, whom you just saw in the video.  I encourage you to stop by after the AGM.

Looking back, it is clear that trust and confidence in us reached a low ebb around the middle of 2012.  Some of the criticism was exaggerated, but a good part of it was justified.  It was both essential and urgent to get this institution back on a better course.

Inevitably the journey to restoration and recovery takes time, but it was clear to me from the outset that at the heart of Barclays there is a great franchise and we have great people.

As I reflect on the extent of change since that critical phase in 2012, I have no doubt that Barclays is positioned to succeed over the long term because of the action we've taken and continue to take.

Over the course of the last two and a half years, a reinvigorated, rebalanced Barclays has begun to emerge under Antony Jenkins' leadership as chief executive.

A Barclays underpinned by a purpose and a set of common values that are fundamental to long term success.

And a bank that is much more resilient than pre-crisis with much stronger capital ratios and liquidity pools, lower leverage, more robust compliance controls and a strategy for sustainable performance.

For hundreds of years, trust has been fundamental to banking and the changes that are taking place across our sector will only make this more important.

That is why your board and executive management team have taken the deliberate action necessary to focus this business once again on service and innovation for customers and clients, delivering for shareholders, and fulfilling a positive role in broader society.

The process is not complete. But while I was, personally, confident about Barclays' prospects even in the dark days of 2012, I am very optimistic about them now.

It is evident that Barclays is becoming the institution that we want it to be for customers, clients, employees, but ultimately you, our shareholders.

It is 325 years since two Quakers, John Freame and Thomas Gould, established themselves as goldsmith bankers in London in 1690. That was the beginning of the journey that we are continuing today, some highlights of which we just saw in the video.

The Quakers relied on their own hard work, pioneering spirit and moral code to become trusted and respected figures within their communities.  And the people that started the Barclays journey made bold, innovative decisions that ensured the bank would go from strength to strength.

These are precisely the qualities - not of course the sole preserve of Quakers - that we look for today and that will ensure that Barclays prospers and grows for many years to come.

It is worth reminding ourselves of the progress we have made in the last few years and highlighted in our 2014 Results:

• Return on Equity in the core business was nearly 11% last year, putting Barclays in good stead to reach its target of 12% plus in 2016.

• We have made excellent progress on cost, and you can rest assured that we will maintain momentum in this area throughout 2015. The same applies to our reduction of non-core assets.

•      Bonus payments were also down.  Total incentive awards granted were down 22% in absolute terms, against a backdrop of increased adjusted profit before tax.  Levels of bonus deferral continue to exceed regulatory requirements and are expected to remain among the highest deferral levels globally.

•      Our Purpose and Values are now part of the fabric of the organisation - influencing the way we do business each and every day, as is our Balanced Scorecard.  We have reported on this for the first time this year - you can read more about it in the Annual Report.

•      Our efforts to support the real economy have made a tangible difference to thousands of people's lives, from students and the young unemployed to budding entrepreneurs and small business owners all over the world.

This is something of which I am immensely proud. We are here to serve our customers, to respond to their needs and to help them achieve their ambitions in the right way.  Our results demonstrate that we are doing this.

The results for 2014 were unfortunately impacted significantly by the size of the provisions we have taken against a number of legacy issues that we continue to deal with.

We have an obligation to you to work through these issues as expeditiously and transparently as possible.

The behaviours, practices and conduct that led to these issues are wholly inconsistent not just with the Values and culture of Barclays today, but with the ethos of the founders of this organisation.

I spoke briefly of the Quakers' drive to build trust within society and our swift and decisive resolution of these legacy issues underlines our commitment to rebuilding the trust of all of our stakeholders.

There will be further issues to resolve this year. I urge you not to be disheartened when you see these as they emerge.

This is simply further evidence of our commitment to deal with the past and, most importantly, learn from it.

By working more closely and proactively with our regulators than ever before, we will also move towards greater resilience, transparency and sustainability.

One of the Barclays Values is Stewardship - the notion that we should all leave the matters with which we deal in better shape than we find them at the outset.  This is what my colleagues have been doing through collectively living and breathing the spirit of Stewardship.

I want to thank each and every one of them.  They have worked relentlessly to put Barclays into a better place than when I began as Chairman in 2012.

I am delighted that this work will continue to progress under the guidance of John McFarlane - whose stature and experience make him the ideal candidate to lead this organisation in the next phase of its journey.

My final word of thanks is to you, the shareholders.  You have been patient, and on behalf of the Barclays Board, I thank you for that.

Thank you for giving me the privilege of serving as Chairman; I am proud to have done so during what I am confident will prove to be a pivotal period in Barclays' long history.

What counts now is the future and I leave Barclays in very good hands.  Let me hand over now to our Chief Executive, Antony Jenkins.

Chief Executive's AGM statement

Thank you Chairman, and good morning ladies and gentlemen.

Today I am pleased to report to you that, while we have much more to do, our company is stronger, with better prospects than at any time since the financial crisis.

Execution of the Transform Strategy, which I set out in February of 2013, and updated in May last year, has established a balanced and focused international Bank, working on the right priorities for all our stakeholders, and positioned for growth.

When I addressed this meeting 12 months ago, I said that our intent was to create a Barclays for the future.

A business that will behave in the right way, and deliver performance in the right way.

A bank that we can all be proud of - one that lives our values of respect, integrity, service, excellence and stewardship every day.  And one that will reward your support as shareholders financially.

As we look back at our performance in 2014, and toward our prospects for 2015, I am confident that we are starting to realise that promise.

•      Group adjusted profit before tax increased by 12% in 2014.

•      Personal & Corporate Banking and Barclaycard continued to thrive and grow.

•      Our Africa business has done well despite currency headwinds.

•      And we have seen signs of positive performance in our Investment Bank, which has been in a period of transition.

While there is still a lot of work to do, we have made very good progress against our Transform 2016 targets during the year, providing strong evidence that our strategy is working.

It's easy to forget how hard this improvement has been to achieve. In the Autumn of 2012, when we began the transformation of Barclays, our company was a very different one to the one it is today, and it was by no means inevitable that we would succeed.

I want to thank my colleagues - our staff - who have worked so hard to bring the company to a point where we can look forward to the task ahead with more confidence than for many years.

In our core business - which represents the future of Barclays - our adjusted Return on Equity was nearly 11%, excluding the Costs To Achieve our Transform programme. This is tracking well towards the 12% plus level we are targeting for 2016.

The run-down of Barclays Non-Core - those businesses which are no longer strategically attractive to us - was actually ahead of plan in 2014, with Risk Weighted Assets reducing by nearly £35bn in the year.

You have heard me say before that cost is - and will continue to be - the strategic battleground for our industry, and that working more effectively and efficiently is essential to our future success.

To that end, we took out nearly £1.8bn of spend from our business in 2014, with further reductions to come in 2015. This remarkable achievement will enable us to boost returns for you - our shareholders - and to drive sustainable competitive advantage across the Group.

I am also pleased that we have made substantial progress in strengthening our capital position in the past year. Capital is the critical financial underpinning of the Group, the foundation from which we are building the Barclays we all want to see.

Our fully loaded Core Equity Tier 1 ratio - one of the two key measures of capital strength - improved to 10.5% at the end of 2014. This takes into account the effect of the disposal of our Spanish business which was completed in January, and the impact of further provisions in Quarter 4 for on-going investigations into Foreign Exchange. This figure was just 9.1% at the end of 2013.

We are on the way to taking the question of capital strength - a question which has hung over your company for too long - off the table for good.

In terms of dividend, we have declared a cash dividend of 6.5p for 2014, despite the unwelcome and regrettable impact of substantial provisions for past misconduct.

I know the importance of dividends to you and so let me be clear on my position.

The pursuit and delivery of sustainable improved returns for our shareholders is uppermost in my mind as we execute the Transform strategy. I want to see the dividend increase, and we continue to target a 40%-50% payout ratio of adjusted earnings over time.

As you know we'll update the market on first quarter performance next week and so I must be quite circumspect on that. However I wanted to offer just a few words on the outlook for the year as a whole.

I am confident that 2015 will be a year of continued delivery for Barclays.

Although the global macroeconomic environment remains volatile - a situation expected to persist through the year - we believe that there will be greater clarity on regulation and on several conduct issues during 2015.  This will give us much more certainty in predicting future performance.

Our priority is to continue to strengthen the capital position of the Group.

We expect to make further progress in 2015 on the run-down of the Non-Core unit and, in terms of cost, we expect to drive further reductions beyond those achieved in 2014, targeting a base of £16.3bn for the Group for 2015, excluding the costs to achieve Transform.

Finally, as a Group, we intend to build on the positive underlying momentum seen within our businesses, towards achievement of the 2016 Transform targets.  And we will accelerate delivery of these targets wherever possible.

We are also performing well against the metrics in our Balanced Scorecard, reported for the first time this year.

The Balanced Scorecard is specifically designed to ensure we deliver for all of our stakeholders in the short and the long term, and it provides an additional way for shareholders to hold us to account.

Barclays measures performance today not just on the basis of what we deliver to our investors, our employees, and wider society, but also on how we deliver that outcome.

In terms of progress against the scorecard, I'm pleased that we have increased the percentage of women in senior leadership positions in 2014; that our Citizenship initiatives are on track or ahead of plan; and that our standing in terms of conduct reputation is improving.

But not everything is where I want it to be.

While it is perhaps understandable, given the degree of change we are seeing in Barclays right now, colleague engagement declined a little in 2014, and we still have much work to do on improving how our customers and clients feel about us.

These specific measures are as important as the financial targets we pursue, because they go to the heart of running the company in a way that we all can be proud of, for all of our stakeholders, and consistent with our purpose and values.

Each time I have addressed this meeting since becoming Group Chief Executive I have talked about the huge importance of transforming Barclays' culture - as well as fundamentally changing the business operationally and financially.

I continue to believe that work is critical and, while much progress has been made, we still have more to do against the Balanced Scorecard targets.

However I have no doubt that our holistic approach to running Barclays will support strong and sustainable performance for shareholders.

We remain focussed on addressing the behaviours at the centre of historic conduct issues, including those relating to the on-going investigation into Foreign Exchange.

Like the Chairman, I regard the behaviour at the core of these investigations as wholly incompatible with our values.

And I share your frustration as shareholders, and the frustration felt by my colleagues, that legacy matters like these continue to cast a shadow over our business.

Resolving these issues is an important part of our plan for Barclays, and I expect that we will make significant, though sometimes difficult, progress in this area in 2015.

We are grateful for your continued patience and support while we deal with these matters - support which we do not take for granted.

As the Chairman noted, 2015 marks our 325th anniversary as an institution.

It is both humbling and inspiring in equal measure to be Chief Executive of a business that predates the establishment of the Bank of England, the US Declaration of Independence, as well as the Act of Union; which financed the first steam railway built by George Stephenson; and which helped rebuild communities and commerce following two World Wars.

At these times, it is natural to reflect on the qualities which have meant that Barclays has survived and thrived for so long.

For me the principal reason is the character and commitment of our colleagues down the years. The people who spend each day serving customers and clients with distinction across the world.

But I also think that one of the attributes in the Barclays DNA, which has ensured our success over 325 years, is the pioneering spirit of our founders, manifested in adaptability and resilience.

It has instilled in Barclays a willingness to try new approaches. To have the courage to take risks. An endless curiosity about new thinking.  And an ability to embrace change rather than to fear it.

For those of you in the audience who are current and former colleagues I'm sure you'll recognise these attributes.

That pioneering quality has never been more important than in today's fast moving and complex world.

It is perhaps most evident in the leadership position we enjoy today in the use of technology to enhance our customers' and clients' lives.

Barclays has always been a leader in this area - from the world's first ATM to the first bank website.

But until the last few years, our sector has not truly felt the full disruptive impact of technology that others have experienced, largely because of the complexity of financial services.

That is changing, and it's changing fast.

Think of the rise of on-line banking, the integration of contactless payment into mobile phones, or the way in which cell-phone technology in Africa is enabling payment systems that are skipping entire generations of infrastructure.

All of these developments are driven by accelerating customer demand for products and services which suit how they live their lives today. However I recognise that for some these changes are daunting.

Barclays is determined that no one is left behind as these digital services are rolled out, and we have committed more resource than any other bank to ensuring that is the case.

To date almost 28,000 Digital Eagles - with over 12,000 in the UK - have been trained and are working with customers every day to improve computing skills. We have held over 2,500 tea and teach sessions in branches and elsewhere, and almost 400 coder playground sessions with 7,000 young people and 1500 adults. 204 of our branches now run monthly coding clubs, and 43,000 people have signed up for our Digital Driving Licence.

Of course there will continue to be a place for great face to face interaction between our staff and customers in branches - a service which I know many of you value for certain situations and transactions.

But I am utterly convinced that competitive advantage in banking will come from technology driven automation that delivers a much better customer experience and, in turn, superior returns for shareholders.

Along with our proven ability to manage cost, our commitment to continuously driving technology change through Barclays will be the key reason why our bank will emerge as a winner, and continue to thrive for years to come.

To conclude, let me reiterate that this will be a year of continued delivery for our customers, our clients, and our shareholders as we look to accelerate execution of our plans.

Our work is not complete, but we are on the right track, making good progress against our strategic targets. And with every one of my colleagues in Barclays committed to driving performance, we can have strong confidence in our ability to deliver.

Of course from this afternoon we will have a new Chairman to help guide us on our journey, in John McFarlane.

John's experience as a bank CEO and as a company chairman will be invaluable as we look to accelerate the journey to becoming the Go-To bank. I have greatly enjoyed working with him since he joined the Board and am looking forward to working even more closely with him as he assumes his new role.

And I cannot finish this day without paying tribute to our retiring Chairman Sir David Walker.

David took over the Chairmanship at a most difficult time in Barclays' history. He was precisely the person we required - diplomatic, brilliantly insightful, courageous, and a stabilising influence when we needed it most.

As well as leading your Board with such distinction, he has helped in particular to transform our relationships with stakeholders such that they are now characterised by constructive engagement.

He has also been a supportive and rightly demanding colleague to me personally.

David has epitomised the Barclays value of Stewardship throughout his tenure as Chairman and I hope you will join me now in thanking him for his service to the company with a round of applause.

Thank you David.

Letter to shareholders from incoming Chairman

Dear Shareholder,

I am both excited and honoured to have been appointed as your new chairman, and am already enjoying working with Antony, his senior colleagues and your Board to bring Barclays to its rightful place in the leadership of British banks with the admiration that we have traditionally enjoyed.

You may not be aware that Barclays is older than the Bank of England.  In and of itself, this emphasises our ability to succeed and advance in all circumstances, and symbolises the enormous responsibility that the chairmanship brings.

I am particularly fortunate to have succeeded Sir David Walker in the role.  Sir David stepped into the chair in the eye of the crisis, and he was able to apply his considerable experience and skill to the stabilisation and the subsequent recovery of the bank.  He has served the company with distinction, and led the Board superbly in his unique and eloquent style.  I would therefore like to thank him on behalf of shareholders, for his enthusiasm, expertise, and dedication to Barclays.  I am enormously grateful for his generosity in giving me a great deal of his time, which has allowed me to transition seamlessly into the new role.

Of course, over and above the months since the announcement of my appointment I am fortunate to have spent 40 years in the industry preparing for this role.  I feel it has been tailor made for me and believe genuinely I can make an important contribution to our future.

As chairman, it would be normal for me to write to you in connection with this year's annual report, but it would be natural for shareholders to be curious as to what a new chairmanship brings for Barclays, particularly since I have been on the Board since January.  I am strongly in favour of an open dialogue with shareholders.  I will therefore take this opportunity to let you know my early thoughts on our agenda going forward.  In this respect, I am not signalling specific changes, but simply giving you a sense of direction and priorities.

While much has been done to clean up conduct issues from the past, some unfortunately still haunt us, causing substantial financial and remedial costs from several high-profile matters, originating in our retail and markets segments.

Additionally, we are experiencing a financial drag from Non-Core segments that we are exiting.  The rundown of these portfolios eventually releases capital, but hits the bottom line on the way.

Beyond this, although a number of segments are showing growth and improvement, our portfolio is largely concentrated in mature developed western economies, and these remain subdued.  This is especially the case in the investment banking sector.  Fortunately some green shoots are appearing, and the sector showed significant improvement in the first quarter, looking at results already published.

Our business in South Africa, one of the main banks in that market, is performing well in local currency, but from a Group standpoint results have been moderated by the decline in the Rand.

All of these factors, as well as a sizeable overhead burden arising out of the complex nature of the Group, have negatively impacted our overall margins, such that our cost efficiency levels operate below where they need to be.

At the same time, as a globally systemic bank we are experiencing considerable headwinds from enhanced regulatory requirements and capital requirements.  We are also investing heavily to meet the requirement to restructure our activities so as to be able to operate successfully in the event of a future crisis.  This will involve among other things, the ring-fencing of our core UK retail and commercial business as well as the creation of a US intermediate holding company.

Significantly, we will also be forced to absorb the burden of the recently increased UK bank levy on our global liabilities, which prior to this was already a significant drag on our returns, and, beyond this, it reduces the returns from our overseas activities compared with non-UK competitors.

All of this has, and continues to require, considerable management and Board attention, with consequent significant restructuring cost and regulatory fines, much of which is non-tax deductible.

Fortunately, following the severe crisis in 2012, a great deal has changed for the better.  Management has made substantive progress in improving our operating performance, and in rebuilding the capital and balance sheet strength of the Group.

We have been highly innovative in enhancing the levels of customer service, and in building customer and community trust.  Barclays has attained a leadership position in a number of new digital and mobile applications, with greater ease and reliability of service, principally through embracing mobile technology and by transforming much of the legacy technology and operational infrastructure and processes so as to be fit for the modern world.

There has been a particular focus on creating a high performance ethic, an enlightened culture across the Group as well as ensuring appropriate levels of conduct.

Barclays benefits from having enormous diversity, and has accrued tremendous strengths on which we can build.  Our brand, which was so negatively impacted by the 2012 crisis, is recovering well.  We all know however, it will take time to achieve admired status by our customers, but we are pleased with progress to date and the response from our customers.

We are very fortunate to have a leading position in UK retail, small business and corporate banking that is the traditional heritage of the firm.  We also have a strong and respected client franchise in major company corporate banking, institutional banking, and in investment banking, particularly in the UK and in North America but with a reach broader than that.

At the same time we have made Barclaycard the leader in the UK cards and payments sector, and it is well-positioned and growing rapidly in its international markets.

Additionally, we have a particularly strong and growing position in Africa, particularly South Africa.

So, we do have a sound foundation in our businesses for the future, and while substantial progress has been achieved as a result of our "Transform" Programme, it is transparent that a great deal still needs to be done.

Looking forward therefore, first and foremost, in the light of the current issues in our portfolio as well as the rapidly changing external economic and regulatory environment, it is appropriate that we continue to evolve the strategy to fit the times and retain clarity on the proposition we are trying to build.

We do have a number of growth options.  Unfortunately we are not able to pursue as many of them as we would wish in earnest, as we currently need to allocate significant resources to other priorities.  We need to get ourselves into a position where we can pursue more of them.

Secondly, we need to advance the work on restructuring our legal entities in the UK and the US, wind down our Non-Core exposures and assets, and achieve our target capital levels.

Thirdly, we need to reposition and improve those segments across the Barclays Group, which operate below our required return.  We need to take a considered view as to their prospects as well as the probability of their future success, and put in place plans and action to improve them or curtail those that are unable to be resuscitated.

Finally, we need to ensure that Barclays is an attractive investment proposition going forward.  Currently we are still trading below book value and with a dividend level less than we would wish.  We therefore remain a recovery proposition for shareholders that we need to see through.  We need to complete this phase and move to a sustainable long-term proposition that has an appropriate balance between dividend yield and EPS growth.  This would require us to produce free capital and cash flow for dividends and investment.  Recently, since below the line costs broadly offset our above the line operating profit, we have so far been unable to secure such a position satisfactorily.  We therefore need to get the errors of the past behind us, to achieve a satisfactory rate of revenue growth, greater cost discipline and a more dynamic reallocation of capital.

So progress continues, but there is much to do.  While the challenge we face is formidable, and not to be underestimated, bringing Barclays to the level of success to which we aspire, is important, not only for shareholders, but also to our customers, our people, the societies in which we operate, and to the industry as a whole where we play such a leading part.

You can be assured that the Board, Antony and I are fully committed to harnessing this opportunity for shareholders.  Speaking purely personally, and with the confidence that comes with familiarity with the situation, as well as with having dealt with a number of similar situations in the past, I am optimistic of the outcome.

John McFarlane

-Ends-

For further information please contact:

ANALYSTS AND INVESTORS

Charles Rozes                       +44 (0)20 7116 5752

MEDIA

Will Bowen                           +44 (0)20 3134 7744

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.